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                                                             Exhibit (a)(1)(UUU)

         [LETTERHEAD OF ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.]

                                January 2, 2003

The Honorable Stephen P. Lamb
Court of Chancery
500 North King Street
Wilmington, DE 19801

                RE: Dolphin Limited Partnership I, L.P., et al. v.
                    NCS Acquisition Corp. and Omnicare, Inc.
                    C.A. No. 20101-NC

Dear Vice Chancellor Lamb:

         I write on behalf of plaintiffs in response to the motion by NCS Healthcare, Inc. ("NCS"). Boake A. Sells and Richard L. Osborne (collectively, the "NCS Defendants") to intervene in this Action to oppose plaintiffs' application for a temporary restraining order ("TRO") setting aside $13.5 million for payment of such fees and expenses to plaintiffs' counsel as the Court may award for their successful prosecution of In re NCS Healthcare, Inc. Shareholder Litigation, C.A. No. 19786 (the "Shareholders Action"). Plaintiffs do not oppose intervention. Indeed, the papers submitted by the NCS Defendants confirm the necessity for a TRO.

         In their proposed answer in intervention, the NCS Defendants concede two undeniable master facts underlying plaintiffs' application for a TRO. The NCS defendants admit the allegations of the fifth, sixth and seventh sentences of Paragraph 1 of plaintiffs' amended complaint;




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The Honorable Stephen P. Lamb
January 2, 2003
Page 2

                  As a result of the successful prosecution of the Shareholders Action, the Genesis Merger Agreement and two related voting agreements that would have compelled approval of the Genesis Merger were enjoined. Thereafter, a bidding contest between Genesis and Omnicare ensued, pursuant to which NCS will be acquired at $5.50 per share. The increase of approximately $3.90 (340%) per share constitutes about $102 million in the aggregate for the stockholders of NCS.

         Thus, the NCS Defendants concede that the Shareholders Action (1) was the producing cause of the injunction blocking the Genesis merger, leading to the happy state of affairs NCS' shareholders now enjoy, and (2) the resulting benefit to NCS' shareholders approximates $102,000,000. The necessary consequence of these admitted facts is that plaintiffs' counsel are entitled to a substantial fee.

         The necessity for a TRO flows from the question posed by the admitted facts: Who is obligated to pay the fee and expenses to which plaintiffs' attorneys are entitled? The NCS Defendants say that Omnicare, Inc. ("Omnicare") is contractually responsible by reason the language of the merger agreement between NCS and Omnicare and the documents disseminated to NCS' shareholders in connection with Omnicare's tender offer for NCS stock. To date, Omnicare appears to disagree with that interpretation of the relevant documents, and presumably will rely on the pronouncements of this Court in cases such as Mentor Graphics
v. Quickturn Design Systems, 789 A.2d 1216, 1233 (Del. Ch. 2001)(1) and Weinberger v.

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         (1) "In cases where the fee-compensable benefit consists of the creation of a fund, the fee is payable from the fund or, failing that, by those persons to whom the fund was distributed."




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The Honorable Stephen P. Lamb
January 2, 2003
Page 3

UOP, INC., 517 A.2d 653, 654 (Del. Ch. 1986)(2) for the proposition that the fee and expenses awarded to plaintiffs' counsel should be paid out of the fund available to NCS' shareholders, the beneficiaries of plaintiffs' totally successful services. If this Court or the Delaware Supreme Court agrees with Omnicare, then, absent an injunction setting aside a portion of the tender offer/merger proceeds to provide the funding source for payment of the fees and expenses which may be awarded, plaintiffs' counsel will be deprived of any compensation whatsoever because it will be impossible to collect the amount awarded from thousands of widely dispersed NCS shareholders. That is the imminent, irreparable injury which plaintiffs' counsel face it a TRO is not entered before the tender offer proceeds are disbursed shortly after January 7, 2003 when the tender offer closes.

         The NCS Defendants take issue with the quantum of the escrow plaintiffs seek. Their arguments overlook the fundamental issued implicated by plaintiffs application: The amount of the escrow should be no less than the aggregate amount of fees and expenses which the Court may ultimately award. In other words, this is not the time to decide what amount of compensation will be awarded when plaintiffs' application (which has not yet been filed) is adjudicated, but rather what amount should be set aside to ensure that the award, when made,

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         (2)"Under [the common fund] exception, where a party, acting on behalf of a class, is successful in creating a common fund for the benefit of all class members, attorneys' fees will be paid from the common fund or property."




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The Honorable Stephen P. Lamb
January 2, 2003
Page 4

will not exceed the escrow, because plaintiffs' attorneys will be unable to collect any such excess from NCS' shareholders, and will thereby suffer irreparable injury.

         In this context, plaintiffs submit that $13,500,000 is a reasonable sum to set aside. It represents approximately 13% of the $102,000,000 benefit(3), a percentage considerably less than this Court has awarded in cases, like this one, in which the litigation was the sole producing cause; the extrapolated hourly rate comports with the rates produced by the awards in In Re Metro Mobile CTS, Inc. Shareholders Litig., Del. Ch., C.A. No. 12300, Berger,

-------------

         (3)The NCS Defendants are mistaken in suggesting that they (and their co-defendants, directors Outcalt and Shaw) can free-ride on the results achieved in the Shareholders Action without contributing to the fees and expenses of plaintiffs' counsel. As the Delaware Supreme Court explained in Goodrich v. E.F. Group, Inc., 681 A.2d 1039, 1044-45 n. 5 (Del. 1996):

                  In Delaware, there is no class action or derivative suit prerequisite, however, to an award of attorney's fees under the common benefit exception. The "[i]mposition of a class action requirement would be inconsistent with the equitable foundations of the common benefit exception ... The form of suit is not a deciding factor; rather, the question to be determined is whether a plaintiff, in bringing a suit either individually or representatively, has conferred a benefit on others." Tandycrafts, Inc. v. Initio Partners, Del. Supr., 662 A.2d 1162, 1166
                  (1989) (quoting Reiser v. Del Monte Properties Co., 605 F.2d 135, 1139-40 (9th Cir. 1979)).
                  Accord Sprague v. Ticonic National Bank, 307
                  U.S. 161, 167, 59 S.CT. 777, 780, 83 L.ED. 1184
                  (1939) (holding that "the absence of an avowed class suit ... hardly touch[es] the power of equity in doing justice as between a party and the beneficiaries of his litigation").




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The Honorable Stephen P. Lamb
January 2, 2003
Page 5


V.C. (Aug. 18, 1993) ($4,000 per hour) and Dagron v. Perelman, Del. Ch., C.A. No. 15101, Chandler, C. (Aug. 29, 1997) ($3,500 per hour), but neither of those cases called for the extensive and intensive labors which the Shareholders Action demanded; and the escrowed sum approximates the award in In Re Digex, Inc. Shareholder Litigation, Del. Ch., C.A. No. 18336, Chandler, V.C. (April 6,
2001) ($12,300,000 for approximately $1.4 million in "lodestar"), a notable example of shareholder benefits which would not have been realized but for the litigative efforts of plaintiffs' counsel.

         For these reasons and the reasons set forth in plaintiffs' moving papers, plaintiffs submit that their application for a TRO should be granted in all respects.

                                               Respectfully,

                                               /s/ Joseph A. Rosenthal
                                               -----------------------
                                                   Joseph A. Rosenthal


JAR/cms
cc:  Robert J. Kriner, Jr., Esquire
     Edward P. Welch, Esquire
     Donald J. Wolfe, Jr., Esquire
     Jon E. Abramczyk, Esquire
     Edward M. McNally, Esquire
     Register in Chancery